Exhibit 21

List of Subsidiaries

Subsidiaries of Novatel Wireless, Inc.	State or Other Jurisdiction of Incorporation or Organization
Novatel Wireless Technologies, Ltd.	Alberta, Canada
Novatel Wireless Solutions, Inc.	Delaware
Enfora, Inc.	Delaware